September 22, 2015

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN:	William H. Thompson
Accounting Branch Chief, Office of Consumer Products

Re:	Agritek Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 1-15673

Dear Mr. Thompson:

We have electronically filed herewith on behalf of Agritek Holdings, Inc. (the “Company”) an amendment to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “Amendment”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Barry Hollander dated September 9, 2015.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 1: The report should cover the balance sheet as of December 31, 2014 and 2013 and the statements of operations, cash flows and changes in stockholders’ deficit for the fiscal years ended December 31, 2014 and 2013 as required by Rule 8-02 of Regulation S-X. Please revise.

Response 1: The Company has included a revised Report of Independent Registered Public Accounting Firm report in the Amendment.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 24

Comment 2: In future filings, please disclose which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response 2: The Company acknowledges the Staff’s comment and has revised its disclosure in the Amendment, to reflect the fact that as of December 31, 2014, the Company’s CEO and CFO evaluated the effectiveness of our internal control over financial reporting based upon criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). In future filings, the Company will disclose that it utilized the 2013 framework when performing its assessment of internal control over financial reporting.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ Justin Braune

Justin Braune

Chief Executive Officer

cc:	Tony Watson/Securities and Exchange Commission
Laura Anthony, Esq./Legal & Compliance, LLC